                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of April 2001


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F  X            Form 40-F
                                  ---                     ---



                 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes                No  X
                                  ---              ----


                 [If "Yes" is marked, indicate below the file number assigned
        to the registrant in connection with Rule 12g3-2(b):  82-       ]
                                                                 -------



                           -------------------------


      This report on Form 6-K is hereby incorporated by reference in the registration statements on Form F-3 of DaimlerChrysler North America Holding
        Corporation (Registration Statement Nos. 333-13160 and 333-11306)

                               DAIMLERCHRYSLER AG




      FORM 6-K:   TABLE OF CONTENTS


1. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of March 31, 2001 and for the three month periods ended March 31, 2001 and 2000

2.    Interim Report to Stockholders for the 1st quarter 2001

                           FORWARD-LOOKING INFORMATION

   This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives; inability to implement the announced Chrysler Group turnaround plan promptly and successfully, especially an inability to meet the revenue enhancement and the efficiency and cost reduction initiatives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur, or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)



                                                  Three Months Ended March 31,
                                          ----------------------------------------------
                                                          CONSOLIDATED
                                          ----------------------------------------------
                                             2001
                                           (Note 1)           2001              2000
                                          ----------       -----------       -----------
   Revenues ..........................    $   31,241     [EURO] 35,525     [EURO] 40,963
   Cost of sales .....................       (26,728)          (30,393)          (33,110)
                                          ----------       -----------       -----------
GROSS MARGIN .........................         4,513             5,132             7,853
   Selling, administrative and other
     expenses ........................        (3,828)           (4,353)           (4,023)
   Research and development ..........        (1,348)           (1,533)           (1,553)
   Other income ......................           164               186               228
   Turnaround plan expenses - Chrysler
     Group ...........................        (2,680)           (3,047)               --
                                          ----------       -----------       -----------
INCOME (LOSS) BEFORE FINANCIAL INCOME         (3,179)           (3,615)            2,505
   Financial income (expense), net ...          (123)             (140)              277
                                          ----------       -----------       -----------
INCOME (LOSS) BEFORE INCOME TAXES ....        (3,302)           (3,755)            2,782
   Income taxes ......................         1,222             1,390            (1,088)
   Minority interests ................             7                 8                (1)
                                          ----------       -----------       -----------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT
  OF A CHANGE IN ACCOUNTING PRINCIPLE         (2,073)           (2,357)            1,693
  Cumulative effect of a change in
   accounting principle: transition
   adjustment resulting from adoption
   of SFAS 133, net of taxes .........            --                --                12
                                          ----------       -----------       -----------
NET INCOME (LOSS) ....................        (2,073)           (2,357)            1,705
                                          ==========       ===========       ===========

EARNINGS (LOSS) PER SHARE
   Basic earnings (loss) per share
    Income (loss) before cumulative
     effect of a change in accounting
     principle .......................         (2.07)            (2.35)             1.69
    Cumulative effect of a change in
     accounting principle ............            --                --              0.01
                                          ----------       -----------       -----------
    Net income (loss) ................         (2.07)            (2.35)             1.70
                                          ==========       ===========       ===========
   Diluted earnings (loss) per share
    Income (loss) before cumulative
     effect of a change in accounting
     principle .......................         (2.07)            (2.35)             1.67
    Cumulative effect of a change in
     accounting principle ............            --                --              0.01
                                          ----------       -----------       -----------
    Net income (loss) ................         (2.07)            (2.35)             1.68
                                          ==========       ===========       ===========


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)


                                                         Three Months Ended March 31,
                                           -------------------------------------------------------
                                             INDUSTRIAL BUSINESS            FINANCIAL SERVICES
                                           ------------------------    ---------------------------

                                             2001           2000          2001            2000
                                           ---------      ---------    ----------       ---------
   Revenues .......................... [EURO] 31,474   [EURO] 37,777  [EURO] 4,051  [EURO] 3,186
   Cost of sales .....................       (26,770)        (30,339)       (3,623)       (2,771)
                                           ---------       ---------      --------     ---------
GROSS MARGIN .........................         4,704           7,438           428           415
   Selling, administrative and other
     expenses ........................        (4,052)         (3,743)         (301)         (280)
   Research and development ..........        (1,533)         (1,553)           --            --
   Other income ......................           173             202            13            26
   Turnaround plan expenses - Chrysler
     Group ...........................        (3,047)             --            --            --
                                           ---------       ---------      --------     ---------
INCOME (LOSS) BEFORE FINANCIAL INCOME         (3,755)          2,344           140           161
   Financial income (expense), net ...          (143)            274             3             3
                                           ---------       ---------      --------     ---------
INCOME (LOSS) BEFORE INCOME TAXES ....        (3,898)          2,618           143           164
   Income taxes ......................         1,411          (1,033)          (21)          (55)
   Minority interests ................             8              (1)           --            --
                                           ---------       ---------      --------     ---------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT
  OF A CHANGE IN ACCOUNTING PRINCIPLE         (2,479)          1,584           122           109
  Cumulative effect of a change in
   accounting principle: transition
   adjustment resulting from adoption
   of SFAS 133, net of taxes .........            --              10            --             2
                                           ---------       ---------      --------     ---------
NET INCOME (LOSS) ....................        (2,479)          1,594           122           111
                                           =========       =========      ========     =========


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)


                                                          CONSOLIDATED
                                          -------------------------------------------
                                                 At March 31,         At December 31,
                                          --------------------------
                                            2001            2001              2000
                                          (Note 1)
                                          ---------      -----------      -----------
                                                 (unaudited)
ASSETS
    Intangible assets ...............     $   2,815     [EURO] 3,201     [EURO] 3,113
    Property, plant and equipment,
      net ...........................        36,512           41,519           40,145
    Investments and long-term
      financial assets ..............        10,547           11,993           12,107
    Equipment on operating leases,
      net ...........................        31,528           35,852           33,714
                                          ---------      -----------      -----------
  FIXED ASSETS ......................        81,402           92,565           89,079
                                          ---------      -----------      -----------
    Inventories .....................        15,694           17,846           16,283
    Trade receivables ...............         7,634            8,681            7,995
    Receivables from financial
      services ......................        42,916           48,801           48,673
    Other receivables ...............        14,544           16,540           14,396
    Securities ......................         3,596            4,089            5,378
    Cash and cash equivalents .......         8,446            9,604            7,127
                                          ---------      -----------      -----------
  NON-FIXED ASSETS ..................        92,830          105,561           99,852
                                          ---------      -----------      -----------
  DEFERRED TAXES ....................         2,924            3,325            2,436
                                          ---------      -----------      -----------
  PREPAID EXPENSES ..................         6,742            7,667            7,907
                                          ---------      -----------      -----------
  TOTAL ASSETS ......................       183,898          209,118          199,274
                                          =========      ===========      ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
    Capital stock ...................     $   2,294      [EURO]2,609     [EURO] 2,609
    Additional paid-in capital ......         6,407            7,286            7,286
    Retained earnings ...............        23,835           27,104           29,461
    Accumulated other comprehensive
      income ........................         3,335            3,792            3,053
    Treasury stock ..................           (21)             (24)              --
                                          ---------      -----------      -----------
  STOCKHOLDERS' EQUITY ..............        35,850           40,767           42,409
                                          ---------      -----------      -----------
  MINORITY INTERESTS ................           424              482              519
                                          ---------      -----------      -----------
  ACCRUED LIABILITIES ...............        36,362           41,349           36,441
                                          ---------      -----------      -----------
    Financial liabilities ...........        77,181           87,765           84,783
    Trade liabilities ...............        14,934           16,982           15,257
    Other liabilities ...............         9,318           10,596            9,621
                                          ---------      -----------      -----------
  LIABILITIES .......................       101,433          115,343          109,661
                                          ---------      -----------      -----------
  DEFERRED TAXES ....................         4,723            5,371            5,480
                                          ---------      -----------      -----------
  DEFERRED INCOME ...................         5,106            5,806           4,764
                                          ---------      -----------      -----------
  TOTAL LIABILITIES .................       148,048          168,351          156,865
                                          ---------      -----------      -----------
  TOTAL LIABILITIES AND STOCKHOLDERS'
    EQUITY ..........................       183,898          209,118          199,274
                                          =========      ===========      ===========


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)


                                       INDUSTRIAL BUSINESS            FINANCIAL SERVICES
                                    -------------------------     --------------------------
                                        At            At             At             At
                                    March 31,     December 31,    March 31,     December 31,
                                       2001          2000            2001          2000
                                    ---------     -----------     ---------     ------------
                                           (unaudited)                   (unaudited)
ASSETS
    Intangible assets ..........   [EURO]3,004     [EURO]2,907     [EURO]197     [EURO] 206
    Property, plant and
      equipment, net ...........        41,427          40,043            92            102
    Investments and long-term
      financial assets .........        10,833          10,967         1,160          1,140
    Equipment on operating
      leases, net ..............         3,688           3,047        32,164         30,667
                                     ---------     -----------     ---------     ----------
  FIXED ASSETS .................        58,952          56,964        33,613         32,115
                                     ---------     -----------     ---------     ----------
    Inventories ................        16,752          15,333         1,094            950
    Trade receivables ..........         8,340           7,617           341            378
    Receivables from financial
      services .................            31              30        48,770         48,643
    Other receivables ..........         7,663           6,414         8,877          7,982
    Securities .................         3,228           4,195           861          1,183
    Cash and cash equivalents ..         8,927           6,445           677            682
                                     ---------     -----------     ---------     ----------
  NON-FIXED ASSETS .............        44,941          40,034        60,620         59,818
                                     ---------     -----------     ---------     ----------
  DEFERRED TAXES ...............         3,237           2,350            88             86
                                     ---------     -----------     ---------     ----------
  PREPAID EXPENSES .............         7,540           7,782           127            125
                                     ---------     -----------     ---------     ----------
  TOTAL ASSETS .................       114,670         107,130        94,448         92,144
                                     =========     ===========     =========     ==========


LIABILITIES AND STOCKHOLDERS'
  EQUITY
  STOCKHOLDERS' EQUITY ......... [EURO] 31,179   [EURO] 35,825  [EURO] 9,588   [EURO] 6,584
                                    ----------     -----------     ---------     ----------
  MINORITY INTERESTS ...........           469             506            13             13
                                    ----------     -----------     ---------     ----------
  ACCRUED LIABILITIES ..........        40,571          35,772           778            669
                                    ----------     -----------     ---------     ----------
    Financial liabilities ......        14,447           9,508        73,318         75,275
    Trade liabilities ..........        16,635          14,875           347            382
    Other liabilities ..........         7,869           7,068         2,727          2,553
                                    ----------     -----------     ---------     ----------
  LIABILITIES ..................        38,951          31,451        76,392         78,210
                                    ----------     -----------     ---------     ----------
  DEFERRED TAXES ...............        (1,529)           (639)        6,900          6,119
                                    ----------     -----------     ---------     ----------
  DEFERRED INCOME ..............         5,029           4,215           777            549
                                    ----------     -----------     ---------     ----------
  TOTAL LIABILITIES ............        83,491          71,305        84,860         85,560
                                    ----------     -----------     ---------     ----------
  TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY .......       114,670         107,130        94,448         92,144
                                    ==========     ===========     =========     ==========


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)


                                                    Three Months Ended March 31,
                                           ---------------------------------------------
                                                           CONSOLIDATED
                                           ---------------------------------------------
                                             2001
                                           (Note 1)           2001              2000
                                           ---------        ----------     -------------

Net income (loss) .....................    $  (2,073)     [EURO](2,357)     [EURO] 1,705
Income (loss) applicable to minority
   interests ..........................           (7)               (8)                1
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
   Gains on disposals of businesses ...         (262)             (298)               (3)
   Depreciation and amortization of
    equipment on operating leases......        1,462             1,663             1,157
   Depreciation and amortization of
    fixed assets ......................        1,511             1,718             1,811
   Change in deferred taxes ...........         (897)           (1,020)              699
   Equity (income) loss from associated
    companies .........................          291               331                (5)
   Cumulative effect of a change in
    accounting principle ..............           --                --               (12)
   Change in financial instruments ....         (108)             (123)             (235)
   Gains on disposals of fixed
    assets/securities .................          (89)             (101)             (219)
   Change in trading securities .......           77                88                89
   Change in accrued liabilities ......          971             1,104               100
   Turnaround plan expenses - Chrysler
    Group .............................        2,680             3,047                --
   Turnaround plan payments - Chrysler
    Group .............................          (34)              (39)               --
   Changes in other operating assets
    and liabilities:
    - inventories, net ................       (1,135)           (1,291)             (606)
    - trade receivables ...............         (551)             (627)             (338)
    - trade liabilities ...............        1,104             1,255             1,775
    - other assets and liabilities ....          179               205               336
                                           ---------        ----------     -------------
CASH PROVIDED BY OPERATING ACTIVITIES .        3,119             3,547             6,255
                                           ---------        ----------     -------------

Purchases of fixed assets:
 - Increase in equipment on operating
    leases ............................       (3,613)          (4,108)           (5,505)
 - Purchases of property, plant and
    equipment .........................       (2,207)          (2,510)           (2,307)
 - Purchases of other fixed assets ....          (67)             (76)              (95)
Proceeds from disposals of equipment on
   operating leases....................        2,181            2,480             2,532
Proceeds from disposals of fixed assets          185              210                36
Payments for investments in businesses          (125)            (142)             (669)
Proceeds from disposals of businesses .          339              385                84
(Increase) decrease in receivables from
   financial services, net ............          939            1,067            (6,584)
Change in securities (other than
   trading), net ......................        1,078            1,226            (1,809)
Change in other cash ..................          (34)             (38)              509
                                           ---------       ----------     -------------
CASH USED FOR INVESTING ACTIVITIES ....       (1,324)          (1,506)          (13,808)
                                           ---------       ----------     -------------

Change in financial liabilities
   (including amounts for commercial
   paper borrowings, net of (Euro)(12,161)
   ($(10,694)) and (Euro)44 in 2001 and
   2000, respectively) ................          159              180             6,560
Other .................................          (24)             (27)              (45)
                                           ---------       ----------     -------------
CASH PROVIDED BY FINANCING ACTIVITIES .          135              153             6,515
                                           ---------       ----------     -------------

Effect of foreign exchange rate changes
   on cash and cash equivalents
   (maturing within 3 months) .........          261              298               292
                                           ---------       ----------     -------------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS
   (MATURING WITHIN 3 MONTHS) .........        2,191            2,492              (746)
                                           ---------       ----------     -------------
CASH AND CASH EQUIVALENTS (MATURING
   WITHIN 3 MONTHS)
   AT BEGINNING OF PERIOD .............        6,228            7,082             8,761
                                           ---------       ----------     -------------
   AT END OF PERIOD ...................        8,419            9,574             8,015
                                           =========       ==========     =============


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)


                                                       Three Months Ended March 31,
                                         --------------------------------------------------------
                                             INDUSTRIAL BUSINESS            FINANCIAL SERVICES
                                         ---------------------------     ------------------------
                                           2001             2000            2001         2000
                                         ---------        ----------     -----------   ----------
Net income (loss) ................... [EURO](2,479)     [EURO] 1,594     [EURO] 122    [EURO] 111
Income (loss) applicable to minority
  interests .........................           (8)                1             --            --
Adjustments to reconcile net income
  (loss) to net cash provided
  by operating activities:
   Gains on disposals of businesses .         (292)               (3)            (6)           --
   Depreciation and amortization of
    equipment on operating leases....           41                37          1,622         1,120
   Depreciation and amortization of
    fixed assets ....................        1,698             1,795             20            16
   Change in deferred taxes .........       (1,489)              263            469           436
   Equity (income) loss from
    associated companies ............          332                --             (1)           (5)
   Cumulative effect of a change in
    accounting principle ............           --               (10)            --            (2)
   Change in financial instruments ..          (72)             (220)           (51)          (15)
   Gains on disposals of fixed
    assets/securities ...............         (101)             (219)            --            --
   Change in trading securities .....           88                89             --            --
   Change in accrued liabilities ....        1,026               122             78           (22)
   Turnaround plan expenses -
    Chrysler Group ..................        3,047                --             --            --
   Turnaround plan payments -
    Chrysler Group ..................          (39)               --             --            --
   Changes in other operating assets
    and liabilities:
    - inventories, net ..............       (1,107)             (595)          (184)          (11)
    - trade receivables .............         (672)             (332)            45            (6)
    - trade liabilities .............        1,290             1,661            (35)          114
    - other assets and liabilities ..           31               441             174         (105)
                                         ---------        ----------     -----------   ----------
CASH PROVIDED BY OPERATING ACTIVITIES        1,294             4,624           2,253        1,631
                                         ---------        ----------     -----------   ----------

Purchases of fixed assets:
 - Increase in equipment on operating
    leases ..........................       (1,327)           (1,190)         (2,781)      (4,315)
 - Purchases of property, plant and
    equipment .......................       (2,502)           (2,298)             (8)          (9)
 - Purchases of other fixed assets ..          (53)              (84)            (23)         (11)
Proceeds from disposals of equipment
   on operating leases...............        1,421             1,327           1,059        1,205
Proceeds from disposals of fixed
   assets............................          180                21              30           15
Payments for investments in
   businesses .......................         (142)             (616)             --          (53)
Proceeds from disposals of businesses          305                71              80           13
(Increase) decrease in receivables
   from financial services, net .....          (37)                6           1,104       (6,590)
Change in securities (other than
   trading), net ....................          786            (1,427)            440         (382)
Change in other cash ................          (19)              479             (19)          30
                                         ---------        ----------     -----------   ----------
CASH USED FOR INVESTING ACTIVITIES ..       (1,388)           (3,711)           (118)     (10,097)
                                         ---------        ----------     -----------   ----------

Change in financial liabilities  ....        2,346            (1,895)         (2,166)       8,455
Other ...............................          (28)             (131)              1           86
                                         ---------        ----------     -----------   ----------
CASH PROVIDED BY (USED FOR) FINANCING
  ACTIVITIES ........................        2,318            (2,026)         (2,165)       8,541
                                         ---------        ----------     -----------   ----------

Effect of foreign exchange rate
   changes on cash and cash
   equivalents (maturing within 3
   months) ..........................          278               270              20           22
                                         ---------        ----------     -----------   ----------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS
   (MATURING WITHIN 3 MONTHS) .......        2,502              (843)            (10)          97
                                         ---------        ----------     -----------   ----------
CASH AND CASH EQUIVALENTS (MATURING
   WITHIN 3 MONTHS)
   AT BEGINNING OF PERIOD ...........        6,400             7,859             682          902
                                         ---------        ----------     -----------   ----------
   AT END OF PERIOD .................        8,902             7,016             672          999
                                         =========        ==========     ===========   ==========


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


1. PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The condensed consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). All amounts herein are shown in millions of euros ("[EURO]") and as of and for the three months ended March 31, 2001, are also presented in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of [EURO]1= $0.8794, the Noon Buying Rate of the Federal Reserve Bank of New York on March 30, 2001.

   Certain prior year balances have been reclassified to conform with the Group's current year presentation.

   The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 2000 consolidated financial statements and notes included in the Group's 2000 Annual Report on Form 20-F.

   For the Group's subsidiaries in Germany, depreciation expense for property, plant and equipment placed in service before January 1, 2001 is being recognized either using the declining balance method until the straight-line method yields larger expenses or the straight-line method. Property, plant and equipment placed in service at these companies after December 31, 2000 is depreciated using the straight-line method of depreciation. This change in accounting principle for new additions beginning January 1, 2001, was made to reflect improvements in the design and flexibility of manufacturing machinery and equipment and improvements in maintenance practices. These improvements have resulted in more uniform productive capacities and maintenance costs over the useful life of an asset, and straight-line depreciation is preferable in these circumstances. The effect of this change was not significant in the first quarter of 2001.

   In 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14, "Accounting for Certain Sales Incentives." The Issue requires that an entity recognizes a sales incentive at the latter of (1) the date at which the related revenue is recorded by the entity or (2) the date at which the sales incentive is offered. The Issue also requires that when recognized, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. If the sales incentive is a free product or service delivered at the time of sale, the cost of the free product or service should be classified as cost of sales. The consensus reached in the Issue is effective for DaimlerChrysler in its financial statements beginning April 1, 2001. The adoption of Issue 00-14 will not have a material impact on the Group's consolidated financial statements.

   In September 2000, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125." This statement revises the standards of accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. SFAS 140 is effective for transactions occurring after March 31, 2001. Adoption of this standard will not have a material effect on the Group's consolidated financial statements.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

   To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.


2.    TURNAROUND PLAN FOR THE CHRYSLER GROUP

   The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction of 26,000 and an elimination of excess capacity. The workforce reduction will be achieved through retirements, special programs, attrition and layoffs. The reduction will affect represented and non-represented hourly and salary employees and is expected to be approximately 75 percent complete in 2001. To eliminate excess capacity, the Chrysler Group will idle or close certain manufacturing plants, eliminate shifts and reduce line speeds at certain manufacturing facilities, and adjust volumes at component, stamping and powertrain facilities.

   The charge recorded for the plan in the first quarter of 2001 was [EURO] 3,047 million ([EURO] 1,932 million net of taxes) and is presented as a separate line item on the accompanying consolidated statement of income
(loss) ([EURO] 2,521 million and [EURO] 526 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively).

   The pretax amounts consisted of the following (in millions of [EURO]):


                                   Workforce      Asset    Other
                                  reductions  write-downs  costs          Total
                                  ----------------------------------------------

RESERVE BALANCE JANUARY 1, 2001 .       --        --        --               --
New charges .....................    1,403       836       808            3,047
Payments during the period ......      (31)       --        (8)             (39)
Amount charged against
  assets ........................     (321)     (836)      (22)          (1,179)
Currency translation
  adjustment ....................       47        --        36               83
                                    ------    ------     -----           ------
RESERVE BALANCE MARCH 31, 2001 ..    1,098        --       814            1,912
                                    ======    ======     =====           ======


   Workforce reduction charges relate to early retirement incentive programs ([EURO] 467 million) and involuntary severance benefits ([EURO] 936 million). The voluntary early retirement programs, accepted by 2,388 employees as of March 31, 2001, are formula driven based on salary levels, age and past service. In addition, 5,992 employees were involuntarily affected by the plan. The amount of involuntary severance benefits paid and charged against the liability in the first quarter of 2001 was [EURO] 8 million.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

   As a result of the planned idling or closure of manufacturing facilities, the carrying values of the assets held for use at these plants were determined to be impaired as the identifiable, undiscounted future cash flows from the operation of such assets were less than their respective carrying values. In accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Chrysler Group recorded an impairment charge of [EURO] 836 million. The impairment charge represents the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

   Other costs primarily include supplier contract cancellation costs.

   Other key initiatives of the plan include additional cost reduction and revenue enhancing measures. Specifically, in an effort to reduce costs, suppliers are being requested to voluntarily reduce the prices charged for materials and services by 5% effective January 1, 2001 and to work closely with the Chrysler Group to identify an additional 10% cost improvement over the period 2001 through 2002. Under the revenue enhancement measures of the turnaround plan, certain dealer programs were replaced with a new performance-based incentive program under which dealers may earn cash payments based on levels of achievement compared to pre-assigned monthly retail sales objectives.

   The Chrysler Group expects the actions of the turnaround plan to generate additional benefits through annual savings and profit improvements of [EURO] 3.3 billion in 2001, positively impacting revenues and reducing variable and fixed costs within cost of sales and selling, administrative and other expenses. In 2001, the favorable cash impacts of the turnaround plan are expected to total [EURO] 2.5 billion, net of related cash payments of [EURO] 0.8 billion. The Chrysler Group estimates that the pre-tax charges for actions currently identified for 2002 will amount to [EURO] 0.3 billion.

3.    ACQUISITIONS AND DISPOSITIONS

   In January 2001, the Group sold its remaining 10% interest in debitel AG to Swisscom for net proceeds of [EURO] 305 million. The transaction resulted in a gain of [EURO] 292 million which is included in financial income (expense), net.


4.    CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

   DaimlerChrysler elected to adopt SFAS 133 on January 1, 2000. Upon adoption of this Statement, DaimlerChrysler recorded a net transition adjustment gain of [EURO] 12 million (net of income tax expense of [EURO] 5 million) in the statement of income (loss) and a net transition adjustment loss of [EURO] 349 million (net of income tax benefit of [EURO] 367 million) in accumulated other comprehensive income.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


5.    INVENTORIES

   Inventories are comprised of the following (in millions of [EURO]):


                                                   At March 31,   At December
                                                       2001          31, 2000
                                                   -------------  --------------
Raw materials and manufacturing supplies ......   [EURO] 2,780     [EURO] 2,495
Work-in-process ...............................          5,631            5,232
Finished goods, parts and products held for
  resale ......................................         11,950           10,726
Advance payments to suppliers .................            276              309
                                                   ------------   --------------
                                                        20,637           18,762
Less: Advance payments received ...............         (2,791)          (2,479)
                                                   ------------   --------------
                                                        17,846           16,283
                                                   =============  ==============

6.    CASH AND CASH EQUIVALENTS

      As of March 31, 2001 and December 31, 2000, cash and cash equivalents include [EURO] 30 million and [EURO] 45 million, respectively, of deposits with original maturities of more than three months.


7.    STOCKHOLDERS' EQUITY

      The changes in stockholders' equity for the three months ended March 31, 2001 follow (in millions of [EURO]):


                                                                             Accumulated other
                                                                            comprehensive income
                                                                ---------------------------------------------
                                          Additional            Cumulative  Available-  Derivative   Minimum
                                Capital    paid-in    Retain   translation  for-sale    financial    pension    Treasury
                                 stock     capital   earnings  adjustment  securities  instruments  liability    Stock     Total
                              --------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001 ...   2,609      7,286    29,461      3,285         198       (408)          (22)        --      42,409
Comprehensive income:
  Net loss ...................      --         --    (2,357)        --          --         --            --         --      (2,357)
  Other comprehensive income .      --         --        --        863         (29)       (94)           (1)        --         739
                                                                                                                           -------
  Total comprehensive loss ...                                                                                              (1,618)
Purchase of capital stock ....      --         --        --         --          --         --            --        (34)        (34)
Re-issuance of capital stock .      --         --        --         --          --         --            --         10          10
                              ----------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2001 ....   2,609      7,286    27,104      4,148         169       (502)          (23)       (24)     40,767
                              ====================================================================================================

   Total comprehensive income of the Group for the three-month period ended March 31, 2000 was [EURO] 2,372 million.

   During the first quarter of 2001, DaimlerChrysler purchased approximately 0.7 million and re-issued approximately 0.2 million of its Ordinary Shares in connection with an employee share purchase plan.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


8.    ACCRUED LIABILITIES

   Accrued liabilities are comprised of the following (in millions of [EURO]):


                                                   At March 31,    At December 31,
                                                       2001             2000
                                                   -------------   ---------------
Pension plans and similar obligations ..........   [EURO] 11,947   [EURO] 11,151
Income and other taxes .........................           2,290           2,192
Other accrued liabilities ......................          27,112          23,098
                                                   -------------   -------------
                                                          41,349          36,441
                                                   =============   =============


9.    SEGMENT REPORTING

   In the first quarter of 2001, DaimlerChrysler reorganized certain of its operating segments. Due to the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for an equity method investment in the European Aeronautic Defence and Space Company ("EADS") in July 2000, the remaining businesses in the Aerospace segment and the investment in EADS were transferred to the Other segment. With the formation of the Powersystems business unit in January 2001, the operations of MTU/Diesel Engines were transferred from the Other segment to the Commercial Vehicles segment. Prior year amounts have been reclassified to conform with the current year basis of segmentation.

   Segment information for the three-month periods ended March 31, 2001 and 2000 follows (in millions of [EURO]):


                         Mercedes-Benz
                           Passenger
                             Cars &       Chrysler   Commercial
                             smart         Group      Vehicles   Services   Other     Eliminations    Consolidated
                             -----         -----      --------   --------   -----     ------------    ------------
March 31, 2001
  Revenues ..............    10,597        13,434      6,267      3,667     1,560            --            35,525
  Intersegment sales ....       575           188        267        383       139        (1,552)               --
                             ------        ------      -----      -----     -----       -------            ------
  Total revenues ........    11,172        13,622      6,534      4,050     1,699        (1,552)           35,525


  Operating Profit (Loss)       670        (4,456)      (138)       441      (318)           51            (3,750)


March 31, 2000
  Revenues ..............     9,153        18,830      6,789      3,429     2,762            --            40,963
  Intersegment sales ....       741           141        176        527       114        (1,699)               --
                              -----        ------      -----      -----     -----       -------            ------
  Total revenues ........     9,894        18,971      6,965      3,956     2,876        (1,699)           40,963


  Operating Profit ......       591         1,353        258        195        32            23             2,452

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation to operating profit (loss) follows (in millions of [EURO]):


                                                            For the three
                                                        months ended March 31,
                                                        ---------------------
                                                          2001        2000
                                                        ---------   ---------
Income (loss) before financial income .............      (3,615)     2,505
    Pension, postretirement and other benefit
     expenses other than service cost .............         (64)       (28)
    Operating income (loss) from affiliated,
     associated and related companies..............        (316)        16
    Gain on disposal of debitel shares ............         292          -
    Miscellaneous .................................         (47)       (41)
                                                      ----------  ---------
Consolidated operating profit (loss) ..............      (3,750)     2,452
                                                      ==========  =========


10.    EARNINGS (LOSS) PER SHARE

   The computation of basic and diluted earnings (loss) per share for "Income
(loss) before cumulative effect of a change in accounting principle" is as follows (in millions of [EURO] or millions of shares, except earnings (loss) per share):


                                                                  Three months
                                                                 ended March 31,
                                                               ------------------
                                                                 2001      2000
                                                               -------- ---------
Income (loss) before cumulative effect of a change
  in accounting principle - basic...........................    (2,357)    1,693
    Interest expense on convertible  bonds and notes (net of
      tax)..................................................         -         4
                                                               -------- ---------
Income (loss) before cumulative effect of a change
  in accounting principle - diluted ........................    (2,357)    1,697
                                                               ======== =========


Weighted average number of shares outstanding - basic ......   1,003.2   1,003.3
    Dilutive effect of convertible bonds and notes .........         -      10.7
                                                               -------- ---------
Weighted average number of shares outstanding - diluted ....   1,003.2   1,014.0
                                                               ======== =========

EARNINGS (LOSS) PER SHARE BEFORE CUMULATIVE EFFECT
  OF A CHANGE IN ACCOUNTING PRINCIPLE
    Basic ..................................................     (2.35)     1.69
                                                               ======== =========
    Diluted ................................................     (2.35)     1.67
                                                               ======== =========

   For the three months ended March 31, 2001, convertible bonds and notes were excluded from the computation of diluted loss per share due to their antidilutive effect as a result of the Group's loss before cumulative effect of a change in accounting principle.

   Options issued in connection with the 2000 Stock Option Plan were not included in the 2001 computation of diluted loss per share because the options' underlying exercise price was greater than the average market price for DaimlerChrysler Ordinary Shares for the three months ended March 31, 2001.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS



11. PENDING TRANSACTION

   In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the sale of DaimlerChrysler Rail Systems GmbH ("Adtranz"), for cash consideration. According to the sale and purchase agreement, the sales price of $725 million is subject to adjustments to reflect the proceeds from disposals of Adtranz' fixed installations and signaling businesses and adjustments based on the financial performance of Adtranz through the closing date of the transaction. In April 2001, the European Commission approved the sale of Adtranz. The transaction is expected to be completed in the second quarter.


12. SUBSEQUENT EVENTS

   In April 2001, DaimlerChrysler agreed to sell a 60% interest in its Automotive Electronics activities to Continental AG. The transaction is subject to approval of antitrust authorities. The arrangements confer on Continental the option to acquire from the Group, and DaimlerChrysler the option to sell to Continental, the Group's remaining 40% interest in the Automotive Electronics activities. The options are exercisable between 2002 and 2005. The purchase price for the entire company ranges between [EURO] 623 million and [EURO] 633 million, depending on when the option to acquire the remaining 40% interest is exercised.

   Additionally, in April 2001, an agreement was reached between Volvo AB and DaimlerChrysler to transfer Volvo's 3.3% interest in Mitsubishi Motors Corporation ("MMC"), plus its operational contracts with MMC, to DaimlerChrysler for $297 million ([EURO] 336 million). The transaction is subject to approval of certain governmental authorities. Upon the consummation of this transaction, DaimlerChrysler will hold a 37.3% interest in MMC.

                                 DAIMLERCHRYSLER






















                                 INTERIM REPORT

                                     Q1 2001

CONTENTS


Business Review                      3
Mercedes-Benz Passenger Cars &
smart                                5
Chrysler Group                       6
Commercial Vehicles                  7
Services                             8
Other                                9
Analysis of the Financial
Situation                           11
Consolidated Financial
Statements                          13
Disclosure Schedule                 16

DAIMLERCHRYSLER

Amounts in millions                            Q1 01       Q1 01       Q1 00   % change
                                               US$ 1)      [EURO]      [EURO]
-----------------------------------------------------------------------------------------
REVENUES                                       31,241      35,525      40,963   -13 2)
European Union                                 10,046      11,424      12,076    -5
   Germany                                      4,636       5,272       5,655    -7
USA                                            15,627      17,770      22,399   -21
Other Markets                                   5,568       6,331       6,488    -2
EMPLOYEES (MARCH 31)                                      410,451     466,964   -12
INVESTMENTS IN PROPERTY, PLANT AND
EQUIPMENT                                       2,207       2,510       2,307    +9
CASH PROVIDED BY OPERATING ACTIVITIES           3,119       3,547       6,255   -43
OPERATING PROFIT (LOSS)                        (3,298)     (3,750)      2,452     .
OPERATING PROFIT (LOSS) ADJUSTED 3)              (536)       (610)      2,452     .
NET INCOME (LOSS)                              (2,073)     (2,357)      1,705     .
   Per Share (in US $/[EURO])                   (2.07)      (2.35)       1.70     .
NET INCOME (LOSS) ADJUSTED 3)                    (328)       (373)      1,693     .
   Per Share adjusted 3) (in US $/[EURO])       (0.33)      (0.37)       1.69     .
-----------------------------------------------------------------------------------------

1) Rate of exchange: [EURO]1 = US $0.8794 (based on the noon buying rate on March 30, 2001).
2)    A 9% decrease after adjusting for changes in the consolidated group.
3)    Excluding one-time effects.



                REVENUES 1)   OPERATING PROFIT 2)   NET INCOME 2)      EARNINGS PER
              in billions of     in billions of    in billions of        SHARE 2)
                  [EURO]             [EURO]            [EURO]            in [EURO]
             2000        2001    2000     2001     2000      2001     2000      2001
------------------------------------------------------------------------------------
Q1             38.9     35.5     2.5     (0.6)     1.7     (0.4)      1.69     (0.37)
Q2             41.3       --     2.6       --      1.7       --       1.74       --
Q3             36.5       --     0.5       --      0.3       --       0.33       --
Q4             40.5       --    (0.4)      --     (0.3)      --      (0.29)      --

1) Adjusted for changes in the consolidated group
2) Excluding one-time effects













Share Price Index
(as of January 1, 2001)


                     DaimlerChrysler   DAX    MSCI Automobiles
                                                    Index
January 1, 2001              100       100              100
January 31, 2001             114       106              108
February 28, 2001            119        96              110
March 30, 2001               113        91              108
April 18, 2001               122        96              110

BUSINESS REVIEW


PROFIT-IMPROVING MEASURES BEGIN TO TAKE EFFECT

o  FIRST QUARTER RESULTS MEET FIGURES ANNOUNCED IN LATE FEBRUARY

o REVENUES OF [EURO] 35.5 BILLION (-13%), DOWN 9% ON A COMPARABLE BASIS; GROWTH IN REVENUES FOR MERCEDES-BENZ PASSENGER CARS & SMART OFFSET BY A SIGNIFICANT DECLINE AT CHRYSLER GROUP

o OPERATING LOSS OF [EURO] 3.8 BILLION (Q1 2000: OPERATING PROFIT OF [EURO] 2.5 BILLION) DUE TO LOSSES AT CHRYSLER GROUP AND FREIGHTLINER AND SUBSTANTIAL ONE-TIME CHARGES PRIMARILY RELATED TO CHRYSLER GROUP

o  EXCLUDING ONE-TIME EFFECTS, OPERATING LOSS OF [EURO] 0.6 BILLION (Q1 2000:
   OPERATING PROFIT OF [EURO] 2.5 BILLION)

o NET LOSS EXCLUDING ONE-TIME EFFECTS OF [EURO] 0.4 BILLION, OR [EURO] 0.37 PER SHARE (Q1 2000: [EURO] 1.7 BILLION NET INCOME, [EURO] 1.69 EARNINGS PER SHARE)

o TURNAROUND EFFORTS PROCEEDING ACCORDING TO PLAN, CREATE SOLID FOUNDATIONS FOR SUSTAINABLE EARNINGS

o ATTRACTIVE MODELS LAUNCHED: C-CLASS SPORTS COUPE AND STATION WAGON, AND FREIGHTLINER SPRINTER

o ACQUISITION OF VOLVO'S SHARES IN MITSUBISHI MOTORS STRENGTHENS OUR COMMERCIAL VEHICLE BUSINESS IN ASIA



RESULTS IMPACTED BY ONE-TIME EFFECTS

o As announced, DaimlerChrysler's operating loss for the first quarter of 2001 excluding one-time effects amounted to [EURO] 0.6 billion (Q1 2000: operating profit [EURO] 2.5 billion). Including all one-time effects, the operating loss totaled [EURO] 3.8 billion.

o Substantial one-time charges, particularly at Chrysler Group and Mitsubishi Motors, reduced earnings by a total of [EURO] 3.1 billion.

o The Mercedes-Benz Passenger Cars & smart division continued its positive trend and increased its operating profit by 13% to [EURO] 0.7 billion.

o In the United States, tough competition in passenger cars, minivans and light trucks segments resulted in an adjusted operating loss of [EURO] 1.4 billion for Chrysler Group.

o Due to the drastic collapse of the heavy-truck market in North America, the Commercial Vehicles division also recorded a loss for the first quarter ([EURO] 0.1 billion).

o With an adjusted operating profit of [EURO] 0.1 billion, the Services division was unable to match its result of a year ago because of continuing difficult market conditions in the United States.

o The other business units, Rail Systems, Automotive Electronics and MTU Aero Engines, and the companies in which we have equity method investments, EADS and Mitsubishi Motors, each made small positive contributions to operating profit, excluding one-time effects.



LOWER UNIT SALES AND REVENUES, PARTICULARLY IN NORTH AMERICA

o DaimlerChrysler sold 1.1 million vehicles worldwide in the first quarter. Mercedes-Benz Passenger Cars & smart increased unit sales by 12%, while unit sales (shipments) of Chrysler Group vehicles declined by 28% due to the much weaker US market. In the Commercial Vehicles division, falling sales of heavy trucks in the United States were not sufficient to offset generally strong unit sales in our other markets (-12% overall).

o As expected, overall revenues declined due to the lower vehicle unit sales and the transactions involving Dasa and debis Systemhaus in 2000. Total revenues fell by 13% to [EURO] 35.5 billion. Adjusted for changes in the consolidated group, revenues were 9% lower than in the first quarter of 2000.

o Lower operating profit and substantial one-time charges also caused a decline in net income. The net loss including one-time effects was [EURO] 2.4 billion, while net loss per share amounted to [EURO] 2.35. Excluding one-time effects, net loss and net loss per share were also significantly lower than the net income and earnings per share in the first quarter of 2000, at [EURO] 0.4 billion and [EURO] 0.37, respectively.


TURNAROUND PLANS INITIATED FOR CHRYSLER GROUP, FREIGHTLINER AND MITSUBISHI
MOTORS

o In order to improve Chrysler Group's competitive position and long-term profitability, in February 2001 we approved a comprehensive turnaround plan. The plan includes measures to reduce fixed and variable costs and to generate additional revenues. Material costs and production capacity will be reduced, fixed costs will be cut in the areas of administration and product development by reducing staffing levels, cooperation with Mercedes-Benz and Mitsubishi Motors will be intensified, and new, performance-based dealer-incentive systems have been introduced.

o With its own turnaround plan, Mitsubishi Motors will cut fixed and variable costs and decrease its production capacity. This will result in an expected reduction of 9,500 jobs.

o Due to the dramatic collapse of the heavy-truck market in the United States, Freightliner will also be reducing production capacity and cutting costs. The measures to reduce the size of the workforce that were introduced in 2000 will be continued, with the goal of eliminating about 8,000 jobs.


GROUP PORTFOLIO FOCUSED ON THE AUTOMOTIVE BUSINESS

o In January 2001, we sold the 10% interest in debitel that we still held to the Swiss telecommunications company, Swisscom, generating a one-time gain of [EURO] 292 million.

o We agreed to sell a 60% interest in our Automotive Electronics business unit, TEMIC, to Continental AG. Continental assumed management control of TEMIC on April 1. Up to 2005, we have the right to sell the remaining 40% interest to Continental.

o On April 3, we received the approval of the European antitrust authorities for the sale of our Rail Systems business unit, Adtranz, to the aerospace and rail systems company, Bombardier.

o On April 11, we reached an agreement with Volvo AB to acquire its 3.3% interest in Mitsubishi Motors, including all rights from the former cooperation between Mitsubishi Motors and Volvo in the field of commercial vehicles. With this acquisition of additional shares in Mitsubishi Motors, we raised our interest to 37.3%. We have thus created the right conditions to develop a strong competitive position in the commercial vehicle business in Asia.

   Both this transaction and the sale of TEMIC are subject to approval by the antitrust authorities.


410,500 EMPLOYEES WORLDWIDE

o At the end of the first quarter, 410,500 people were employed by DaimlerChrysler worldwide (March 31, 2000: 467,000). The fall in employee numbers is primarily explained by the changes in the consolidated Group involving Dasa (-39,000, excluding MTU Aero Engines) and debis Systemhaus (-17,000), which we placed into alliances in the year 2000 and whose employees are therefore no longer included in the DaimlerChrysler Group workforce. Within the remaining business areas we eliminated excess workforce, primarily at Chrysler Group and Freightliner.

o  Adjusted for changes in the consolidated Group, the workforce declined by 2%.


OUTLOOK

o For full-year 2001, we expect that the targets for earnings announced at the Press Conference on February 26 disclosing 2000 annual results will be attained.

o Currently, DaimlerChrysler anticipates revenues of approximately [EURO] 145 billion for full-year 2001. Due to the transactions involving Dasa (with the exception of the MTU Aero Engines business unit) and IT Services, revenues are lower than 2000.

o On the basis of its extremely attractive product range, the Mercedes-Benz Passenger Cars & smart division plans to exceed last year's high figures for unit sales, revenues and operating profit.

o The Chrysler Group expects a significant decline in unit sales as a result of the weaker demand for automobiles in the United States. The turnaround efforts went according to plan during the first quarter, and further steps will be implemented as the year progresses. The resulting positive effects should lead to improved operating profit. As previously announced, we anticipate in 2001 an operating loss before one-time effects of around [EURO]
   2.2 billion to [EURO] 2.6 billion.

o The Commercial Vehicles division will not be able to match last year's unit sales and operating profit because of the dramatic collapse of the heavy-truck market in North America. We believe that the measures initiated at Freightliner will lead to a significantly better operating results next year.

o Adjusted for changes in the consolidated group, Services' revenues should be consistent with last year. In a difficult market environment, margins will remain under pressure. Operating profit adjusted for one-time effects are anticipated to be lower than in 2000.

o Based on the assumptions we have previously announced, we expect the DaimlerChrysler Group to achieve an operating profit in 2001, excluding one-time effects, of between [EURO] 1.2 billion and [EURO] 1.7 billion. Positive one-time effects will include proceeds from the disposal of Adtranz and from the sale of shares in TEMIC and debitel. On the other hand, one-time charges at Chrysler Group and at Mitsubishi Motors will offset these gains. We believe that the measures we have initiated should result in a sustained improvement in DaimlerChrysler's earnings and that as early as 2003 we should return to levels of earnings similar to those achieved in 1999.

MERCEDES-BENZ PASSENGER CARS & SMART


o  UNIT SALES, REVENUES AND OPERATING PROFIT AT NEW RECORD LEVELS

o  ATTRACTIVE NEW MODELS ADDED TO THE MERCEDES-BENZ C-CLASS RANGE

o  CONTINUED STRONG GROWTH FOR SMART



Amounts in millions         Q1 01     Q1 01       Q1 00   % change
                             US$      [EURO]      [EURO]
------------------------------------------------------------------
Operating Profit             589         670         591     +13
Revenues                   9,825      11,172       9,894     +13
Unit Sales                           291,497     260,365     +12
Production                           321,401     295,862      +9
Employees (March 31)                 102,476      99,772      +3
------------------------------------------------------------------


Unit Sales                 Q1 01      Q1 00       % change
----------------------------------------------------------
Total                    291,497     260,365         +12
  Western Europe         195,135     174,413         +12
   Germany                92,718      91,681          +1
  USA                     51,538      49,487          +4
  Japan                   12,176      10,551         +15
  Other markets           32,648      25,914         +26
----------------------------------------------------------


POSITIVE SALES AND EARNINGS TREND

o In the first quarter of 2001, the Mercedes-Benz Passenger Cars & smart division increased unit sales by 12% to 291,500 vehicles. Revenues also rose by 13% to [EURO] 11.2 billion.

o Operating profit of [EURO] 670 million was 13% higher than the figure for the same period of the prior year ([EURO] 591 million).


FURTHER GROWTH FOR MERCEDES-BENZ PASSENGER CARS

o With unit sales of 266,400 vehicles (+10%), Mercedes-Benz passenger cars achieved a new record in the first quarter for the eighth consecutive year.

o Development of demand in the markets of Western Europe outside Germany was particularly positive (+19%). But unit sales in Germany and the United States again increased, slightly exceeding the high levels recorded in the first quarter of 2000. Our other markets showed continued strong expansion with a 19% increase in unit sales.

o In the S-Class segment, we further strengthened our leading position. Unit sales of the sedan were 5% higher, while unit sale of the CL coupe rose by 12%.

o Due to the continuation of strong demand worldwide, we recorded sales of 76,100 C-Class sedans in the first quarter (+133%).


EXTENDED MODEL RANGE

o With total unit sales to date of 590,000 A-Class cars, we further enhanced the attractiveness of this model with a recent facelift. In addition, a version of the A-Class with a longer wheelbase is now available.

o At the end of March, we also launched the new C-Class station wagon in the European market and, for the first time, a sports coupe version of the C-Class. These models were extremely well received by the media.


SMART ON EXPANSION PATH

o Unit sales of smart cars in the first three months increased by 36% to 25,100 vehicles.

o After the successful market launch of the smart in the United Kingdom and Greece, we also commenced sales in Japan.

o Since February, new models of the smart city coupe and the smart convertible have been available.


OUTLOOK

o Due to our extremely attractive product range and the introduction of new vehicles and model versions, we anticipate stable demand in the future, with some slight advances from the high levels already achieved.

o We therefore expect the Mercedes-Benz Passenger Cars & smart division to further increase both unit sales and revenues.

o  Operating profit is projected to exceed the figure achieved in the year 2000.

CHRYSLER GROUP


o  OPERATING LOSS OF [EURO] 4.5 BILLION, INCLUDING RESTRUCTURING COSTS OF [EURO]
   3.0 BILLION

o  ACHIEVEMENT OF TURNAROUND PLAN'S FIRST INTERMEDIATE MILESTONES

o  NEW PRODUCTS INTRODUCED AND PRODUCT RANGE EXPANDED



Amounts in millions                 Q1 01        Q1 01        Q1 00    % change
                                     US$         [EURO]       [EURO]
--------------------------------------------------------------------------------
Operating Profit (Loss)            (3,919)       (4,456)        1,353       .
Operating Profit (Loss) adj.       (1,239)       (1,409)        1,353       .
Revenues                           11,979        13,622        18,971     -28
Unit Sales (Shipments)                          660,909       923,557     -28
Production                                      651,235       912,118     -29
Employees (March 31)                            115,334       122,605      -6
--------------------------------------------------------------------------------


Unit Sales                         Q1 01         Q1 00          %change
-----------------------------------------------------------------------
Total                             660,909       923,557           -28
  NAFTA                           618,712       877,630           -30
   USA                            532,613       773,073           -31
  Other markets                    42,197        45,927            -8
-----------------------------------------------------------------------


OPERATING LOSS IN THE FIRST QUARTER

o Chrysler Group unit sales decreased 28% to 660,900 units due to the weaker US market and efforts to reduce dealer inventories. US retail sales for the Chrysler Group decreased 10% in the quarter compared to last year's record level.

o Lower production levels in the fourth quarter of 2000 and the first quarter of 2001 caused dealers' inventories to be reduced significantly. At the end of the first quarter our US dealers maintained a 53 day supply of inventory, significantly lower than other US domestic producers.

o Revenues of [EURO] 13.6 billion were lower than the high level of the prior year (-28%). Measured on a dollar basis, revenues declined by 33%.

o Significantly lower unit sales combined with higher product related costs resulted in an operating loss of [EURO] 1.4 billion.

o As previously announced, a expected one-time charge of [EURO] 3.0 billion in 2001 connected with the turnaround plan was taken, in the first quarter. Including this one-time charge, the operating loss amounted to [EURO] 4.5 billion.



POPULAR NEW PRODUCTS

o Unit sales of the PT Cruiser, introduced last year, continued at a record pace. 54,700 PT Cruiser were sold in the first quarter of 2001 as compared to 8,100 in first quarter 2000 during the initial launch phase of the product.

o In January, the new Jeep(R) Liberty was presented at the North American International Auto Show. This new sport utility vehicle is launching in April 2001.

o The new Dodge Ram 1500 pickup will be launched in the fall. The market's reaction to both the Jeep(R) Liberty and the new Dodge Ram has been extremely positive.

o We also added two new models to our large range of minivans, the Chrysler Town & Country EX and the Dodge Grand Caravan EX. These two vehicles are competitively priced in the heart of the minivan market in the US.



OUTLOOK

o Overall, we continue to expect the US automobile market to weaken compared with last year. Current year estimates are for a total market of 16 million units, including medium and heavy trucks, against 17.8 million in 2000.

o Implementation of the turnaround plan is well under way, with most of the salaried employee reductions already made. Material-cost reductions and the milestones set for this year are on schedule.

o We have also reorganized our NAFTA distribution system and have introduced a new, performance-linked incentive system for our dealers.

o In line with our announcement on February 26, 2001, Chrysler Group's operating loss in the year 2001 is expected to be between [EURO] 2.2 billion and [EURO] 2.6 billion, excluding one-time charges. This figure is based on projected profit improvements and savings from the turnaround plan.

COMMERCIAL VEHICLES


o  DECLINING UNIT SALES AND REVENUES DUE TO WEAKER NAFTA MARKET

o  OPERATING LOSS OF [EURO] 0.1 BILLION IMPACTED BY FREIGHTLINER

o  COMPREHENSIVE PROFIT-IMPROVEMENT PROGRAM UNDERWAY AT FREIGHTLINER


Amounts in millions             Q1 01       Q1 01       Q1 00  % change
                                 US $       [EURO]      [EURO]
-----------------------------------------------------------------------
Operating Profit (Loss)         (121)         (138)         258       .
Revenues                       5,746         6,534        6,965      -6
Unit Sales                                 119,292      136,200     -12
Production                                 132,484      147,472     -10
Employees (March 31)                       100,657       96,001      +5
-----------------------------------------------------------------------


Unit Sales                    Q1 01         Q1 00     % change
--------------------------------------------------------------
Total                        119,292       136,200      -12
  Western Europe              66,581        63,862       +4
   Germany                    23,196        22,562       +3
  USA                         22,037        41,998      -48
  Latin America               11,871        12,362       -4
  Other markets               18,803        17,978       +5
--------------------------------------------------------------


WEAK MARKETS IN NORTH AMERICA AND TURKEY, STABLE TREND IN WESTERN EUROPE

o Unit sales by the Commercial Vehicles division in the first quarter declined by 12% to 119,300 vehicles.

o Unit sales of 26,200 Mercedes-Benz trucks were at the same level as in the first quarter of 2000. The weakening of the German market and the effects of the financial crisis in Turkey were offset by generally positive developments in other Western and Eastern European countries (excluding Germany and Turkey) and overseas.

o Business developments at Freightliner, Sterling and Thomas Built Buses were affected by the state of the market for Class 8 vehicles, which has collapsed by more than half since 1999. This caused first-quarter unit sales by this business unit to substantially decrease to 25,100 vehicles (Q1 2000: 47,500).

o The excellent market response to the Sprinter facelift boosted unit sales of Mercedes-Benz vans in Western Europe (+8%), particularly in Germany (+15%), so that this business unit exceeded the record level of the previous year also by 8%.

o The new Powersystems business unit became operative with effect from January 1, 2001. Its goals are to increase the share of our own engines and other components in our products and develop the off-highway business.

o Revenues reached [EURO] 6.5 billion (Q1 2000: [EURO] 7.0 billion). Growth in Western Europe to [EURO] 3.4 billion (+10%) could only partially offset the dramatic decline of revenues in the United States to [EURO] 1.7 billion (-31%).

o An operating loss of [EURO] 0.1 billion is mainly a reflection of the significant loss at Freightliner due to the sustained weakness of the NAFTA market.


IMPLEMENTATION OF IMPROVEMENT PROGRAM AT FREIGHTLINER

o The profit-improvement program that has been initiated at Freightliner is designed to save a further 2-3% of material costs and to reduce fixed costs by 22%.

o We have already begun to undertake substantial employee reduction measures last year. By the end 2001, we will reduce our workforce by about 8,000 people compared with the end of 1999.

o With these measures we expect to achieve savings of around [EURO] 300 million.


NEW PRODUCTS BRING GROWTH OPPORTUNITIES

o In January 2001, we introduced the biggest Sprinter so far, with a gross vehicle weight of 6 metric tons.

o At the Mid-American Trucking Show in March, we launched the Sprinter in North America under the Freightliner brand. Federal Express has already placed an order for 1,900 of these vans.

o Also in March, we presented the new Setra touring bus, TopClass 400. With European transportation companies, we have agreed on a project involving up to 30 omnibuses using fuel-cell technology.


OUTLOOK

o Due to the weakness of important sales markets, particularly in North America, total unit sales and revenues in 2001 will not match the levels of the prior year.

o The division's operating profit will be significantly lower than in 2000 due to the developments in the NAFTA region.

SERVICES


o  REVENUES ON A COMPARABLE BASIS RISE BY 28% TO [EURO] 4.1 BILLION

o  [EURO] 292 MILLION ONE-TIME GAIN FROM THE DISPOSAL OF REMAINING DEBITEL
   SHARES

o OPERATING PROFIT OF [EURO] 441 MILLION; EXCLUDING THE ONE-TIME EFFECT, [EURO] 149 MILLION (Q1 2000: [EURO] 195 MILLION)



Amounts in millions            Q1 01       Q1 01       Q1 00  % change
                                US $       [EURO]      [EURO]
----------------------------------------------------------------------
Operating Profit                  388         441         195     +126
Operating Profit adjusted         131         149         195      -24
Revenues                        3,562       4,050       3,956       +2
Contract Volume               116,393     132,355     114,370      +16
New Business                   11,051      12,566      16,100      -22
Employees (March 31)                        9,290      27,330        .
----------------------------------------------------------------------


OPERATING PROFIT BOOSTED BY ONE-TIME GAIN

o In the first quarter of 2001, the division generated revenues of [EURO] 4.1 billion - 28% higher than in the same period of the prior year after adjusting for the disposal of the IT Services business unit.

o Operating profit of [EURO] 441 million includes a one-time gain of [EURO] 292 million from the disposal of debitel shares. Excluding the one-time effect, operating profit totaled [EURO] 149 million (Q1 2000: [EURO] 195 million), which was lower than the prior year's result.


NEW LEASING POLICY FOR FINANCIAL SERVICES

o Financial Services' total contract volume increased by 16% to [EURO] 132.4 billion, whereas new business fell by 22% to [EURO] 12.6 billion.

o The contract volume increased in the NAFTA region by 13% to [EURO] 96.5 billion. In Germany we expanded our portfolio by 11%. These increases are largely a reflection of the substantial growth achieved over the last twelve months.

o The decline in new business was primarily caused by our new business policy in the area of leasing. We have restructured our portfolio to better manage risk and have limited the maximum leasing share for each model in order to reduce residual-value risks in the US market.


CONTINUED FOCUS ON CORE BUSINESS

o In January, DaimlerChrysler Services sold its remaining shares in debitel AG to Swisscom, a Swiss telecommunications company, and thus generated a one-time gain of [EURO] 292 million.

o With this transaction DaimlerChrysler Services is continuing its concentration on services along the automotive value chain.

o DaimlerChrysler Services has initiated a program that is designed to penetrate new growth areas and improve the efficiency of internal processes and routines so that the profitability of the division will be restored.


OUTLOOK

o In the course of a strategic repositioning, we will use DaimlerChrysler Services to support our automotive business even more than we have done in the past, in order to be able to offer our customers a comprehensive product.

o Mobility Management Services will continue to expand its activities. The unit will particularly concentrate on the development and operation of electronic toll collection systems for highway usage, as well as on networking traffic and vehicle-related information.

o Due primarily to market developments in North America and also as a result of our model-specific leasing limits, DaimlerChrysler Services anticipates constant revenues, after adjusting for consolidation effects. We expect that margins will remain under pressure in this continuing difficult environment.

OTHER


Amounts in millions              Q1 01     Q1 01     Q1 00  % change
                                  US $     [EURO]    [EURO]
--------------------------------------------------------------------
Operating Profit (Loss)          (280)     (318)       32        .
Operating Profit (Loss) adj.       59        67        32     +109
--------------------------------------------------------------------

The segment Other represents principally the directly managed businesses Rail Systems, Automotive Electronics and MTU Aero Engines as well as the Group's shares in EADS and Mitsubishi Motors. Other also contains corporate research, real estate activities and holding and financing companies.


RAIL SYSTEMS


Amounts in millions        Q1 01     Q1 01     Q1 00  % change
                            US $     [EURO]    [EURO]
--------------------------------------------------------------
Revenues                    661        752        708      +6
Incoming Orders             656        746        618     +21
Employees (March 31)                19,623     22,586     -13
--------------------------------------------------------------

CONTINUATION OF POSITIVE TREND AT RAIL SYSTEMS

o The Rail Systems business unit (Adtranz) increased its revenues in the first quarter by 6% to [EURO] 752 million.

o  Incoming orders increased significantly to [EURO] 746 million (Q1 2000:
   [EURO] 618 million). In the growth area of service, Adtranz was awarded an important contract to modernize locomotives in South Africa. In Spain, Adtranz and its partner, Talgo, obtained a major order to supply 16 high-speed trains. And in Switzerland, it received a follow-up order to supply 70 double-decker trains.

o On April 3, the European antitrust authorities approved the sale of Adtranz to the international aerospace and rail-systems company, Bombardier. The transfer of ownership will take place on May 1, 2001.


AUTOMOTIVE ELECTRONICS


Amounts in millions       Q1 01    Q1 01     Q1 00   % change
                           US $    [EURO]    [EURO]
-------------------------------------------------------------
Revenues                   259       294       263     +12
Incoming Orders            242       276       298      -8
Employees (March 31)               6,027     5,438     +11
-------------------------------------------------------------

CONTINENTAL AG TAKES OVER BUSINESS MANAGEMENT OF TEMIC

o In the first quarter, the Automotive Electronics business unit (TEMIC) again expanded faster than the industry in general. Revenues increased strongly by 12% to [EURO] 294 million. The areas of powertrains and chassis, occupant comfort and automotive electric motors recorded above-average growth and were the main contributors to the unit's overall expansion.

o  On the other hand, incoming orders declined by 8% to [EURO] 276 million.

o With effect from April 1, 2001, Continental AG acquired 60% of TEMIC and took over its business management, subject to approval by the boards and the antitrust authorities. The contract is expected to be finalized in the second quarter of 2001. Up to 2005, we have the right to sell the remaining 40% interest to Continental.


MTU AERO ENGINES


Amounts in millions        Q1 01     Q1 01    Q1 00  % change
                            US $     [EURO]   [EURO]
-------------------------------------------------------------
Revenues                    486       553      440       +26
Incoming Orders             507       576      681       -15
Employees (March 31)                7,278    6,915        +5
-------------------------------------------------------------


CONTINUATION OF STRONG GROWTH IN 2001

o MTU Aero Engines increased its revenues by 26% to [EURO] 553 million. The major contributions to this growth came from the sale and maintenance of civil-aircraft engines.

o An extremely large volume of orders was placed during the first quarter of last year. Incoming orders of [EURO] 576 million in the first quarter of 2001 were therefore below that high level.

o In the year 2001, MTU Aero Engines will continue to expand its maintenance business. While revenues are expected to remain constant, operating profit for the full year is anticipated to be higher than in 2000.

EADS

INCOMING ORDERS STILL GROWING FASTER THAN REVENUES

o At EADS, incoming orders in the first quarter of 2001 remained at a high level and were still growing faster than revenues. The order backlog is now sufficient to provide employment for the workforce for more than five years.

o Airbus received orders for 117 aircraft during the first quarter of 2001 (Q1 2000: 59). At the end of March, Airbus had an order backlog of 1,660 aircraft. With the rollout of the A340-600 in March, Airbus presented to the public the biggest airliner it has developed so far.

o In February 2001, Eurocopter presented its latest model - the EC 130B4, a particularly quiet single-engine helicopter.

o Also in February 2001, EADS acquired a 26.8% stake in the Finnish technology company, Patria, which is active in the field of aerospace, defense and telecommunications.


OUTLOOK

o For full-year 2001, EADS expects a continuation of last year's positive developments. In March 2001, EADS raised its profitability target (return on sales) for the year 2004 from 8% to 10%. The anticipated improvement in return on sales is mainly a result of better growth prospects and the positive effects of the EADS merger.

o In order to continue improving efficiency, by the year 2002 the EADS headquarters will focus its activities on core functions and reduce the size of its staff from around 1,100 to about 500 persons. Some of its activities will be transferred to the business units or competence centers, others will be outsourced or will be eliminated as a result of creating more efficient structures.


MITSUBISHI MOTORS CORPORATION

TURNAROUND PLAN TO IMPROVE COMPETITIVE POSITION

o For its 2001 financial year, which ends on March 31, 2002, Mitsubishi Motors expects to break-even at an operating level. This result is based on expectations for substantial reductions in material costs and fixed costs ([EURO] 1 billion in 2001), and the launch of two new models in June and fall of this year.

   Procurement costs are expected to be reduced by 15% by the year 2003, while production capacity is planned to be cut by 20%. One of the measures involved is the elimination of 9,500 jobs in production and administration.

   With these measures Mitsubishi Motors expects to improve its competitive position significantly.

o Now that DaimlerChrysler has acquired 3.3% of Mitsubishi Motors' shares from Volvo AB, new, global perspectives will be opened up for Mitsubishi Motors as a result of cooperation with DaimlerChrysler in the field of commercial vehicles.

ANALYSIS OF THE FINANCIAL SITUATION

o  OPERATING PROFIT IN FIRST QUARTER IMPACTED BY TURNAROUND PLAN OF CHRYSLER
   GROUP

o INTENSE COMPETITION AND DECLINING SALES IN NORTH AMERICA CONTINUE TO AFFECT OPERATING RESULTS



OPERATING PROFIT (LOSS) BY SEGMENTS


                                          Q1 01      Q1 01       Q1 00
in millions                                US $      [EURO]      [EURO]
-----------------------------------------------------------------------
Mercedes-Benz Passenger Cars & smart        589         670         591
Chrysler Group                           (3,919)     (4,456)      1,353
Commercial Vehicles                        (121)       (138)        258
Services                                    388         441         195
Other                                      (280)       (318)         32
Eliminations                                 45          51          23
-----------------------------------------------------------------------
DAIMLERCHRYSLER GROUP                    (3,298)     (3,750)      2,452
-----------------------------------------------------------------------
ADJUSTED TO EXCLUDE ONE-TIME EFFECTS       (536)       (610)      2,452
-----------------------------------------------------------------------


RECONCILIATION TO OPERATING
PROFIT (LOSS)
                                          Q1 01      Q1 01       Q1 00
in millions                                US $      [EURO]      [EURO]
-----------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME    (3,179)     (3,615)      2,505
+ Pensions, postretirement and
  other benefit expenses other
  than service cost                         (56)        (64)        (28)
+ Operating income (loss) from
  affiliated, associated and
  related companies                        (278)       (316)         16
+ Gain on disposal of debitel shares        257         292          --
+ Miscellaneous                             (42)        (47)        (41)
-----------------------------------------------------------------------
OPERATING PROFIT (LOSS)                  (3,298)     (3,750)      2,452
-----------------------------------------------------------------------


OPERATING LOSS IMPACTED BY RESTRUCTURING CHARGES AND COMPETITION IN NORTH
AMERICA

o During the first quarter of 2001, the Group recorded an operating loss of [EURO] 3.8 billion, primarily impacted by one-time effects. In particular, a substantial portion of the charges related to the turnaround plan for the Chrysler Group were recorded as a one-time effect in the first quarter. In addition, operating result was impacted by one-time expenses at Mitsubishi Motors, which affect the operating result of the DaimlerChrysler Group. These charges were partially offset by the gain from the disposal of the Group's remaining 10% equity interest in debitel to Swisscom.

o The Group's operating result adjusted to exclude one-time effects was particularly impacted by the sustained difficult competitive environment in North America. This affected not only Chrysler Group and DaimlerChrysler Services, but also the Commercial Vehicles segment.


FURTHER INCREASE IN OPERATING PROFIT FOR MERCEDES-BENZ PASSENGER CARS & SMART

o The continued rise in earnings achieved by the Mercedes-Benz Passenger Cars & smart segment was primarily a result of the positive development of unit sales and revenues for the S-Class and for the new C-Class sedan launched in May 2000.

o At smart, the operating result improved due to higher sales of the smart cabrio and cdi.


OPERATING LOSS OF CHRYSLER GROUP IMPACTED BY TURNAROUND PLAN AND INTENSE COMPETITION

o As part of the turnaround plan, restructuring charges were recorded in the first quarter of 2001 in the amount of [EURO] 3.0 billion. These charges primarily relate to workforce reductions, asset write-downs and contract cancellation costs.

o The first quarter 2001 operating loss of [EURO] 1.4 billion (excluding restructuring charges), as compared to first quarter of 2000, was the result of lower factory unit sales, unfavorable shift in product mix, increased vehicle incentives and higher product related costs. The decrease in unit sales is due to a softening of the US vehicle market.


DECLINING HEAVY-TRUCK SALES IN NORTH AMERICA AFFECT COMMERCIAL VEHICLES SEGMENT

o The Commercial Vehicles segment recorded an operating loss of [EURO] 138 million in the first quarter 2001.

o Declining sales of Class 8 heavy trucks in North America continued in the first quarter of 2001 and led to a distinctly negative contribution to earnings from Freightliner, Sterling, Thomas Built Buses. However, the Vans business unit furthered its success of the prior year and improved its earnings in comparison with the first quarter of 2000.

o The MTU/Diesel engines business unit - previously included in the Other segment - is reported within the new Powersystems business unit as part of the commercial vehicles segment since the beginning of 2001. The respective prior year's results have been reclassified in order to achieve comparability.

OPERATING PROFIT (LOSS) ADJUSTED
TO EXCLUDE ONE-TIME EFFECTS


                                      Q1 01    Q1 01    Q1 00
in millions                            US $    [EURO]   [EURO]
---------------------------------------------------------------
Industrial Business                    (662)    (753)    2,283
Financial Services                      126      143       169
---------------------------------------------------------------
DAIMLERCHRYSLER GROUP                  (536)    (610)    2,452
---------------------------------------------------------------


ADJUSTED OPERATING PROFIT AT SERVICES BELOW LAST YEAR'S LEVEL

o The Services segment recorded an operating profit of [EURO] 441 million. This figure includes a gain of [EURO] 292 million from the sale of the Group's remaining 10% equity interest in debitel to Swisscom in January 2001.

o Adjusted to exclude this one-time effect, operating profit declined. This decline resulted from continued high pressure on margins and lower model-specific growth in new leasing business. In addition, the prior year result of the Services segment includes the entire earnings of IT Services, formerly debis Systemhaus, which has been accounted for at equity since October 2000.


VARIED OPERATING-PROFIT TRENDS IN SEGMENT OTHER

o Since the beginning of 2001, the former Aerospace division consisting of EADS (included at equity) and the fully consolidated MTU Aero Engines business unit is reported within the Other segment. The respective prior year's results have been reclassified accordingly.

o The operating loss of the Other segment was impacted by one-time expenses of [EURO] 0.3 billion at Mitsubishi Motors. Furthermore, earnings were affected by expenses relating to e-business activities.

o Adjusted to exclude one-time effects, the segment's operating profit was consistent with the prior year's level. Operating profit of Mitsubishi Motors contributed slightly to the segments result. The contribution to operating profit from EADS was higher than the prior year's contribution from the aerospace activities of the former Dasa group which have since been integrated into EADS. The Rail Systems business unit broke even in the first quarter. The operating profit of the Automotive Electronics business unit remained at the prior year's level.


NET LOSS

o Financial income declined by [EURO] 0.4 billion to a financial expense of [EURO] 0.1 billion, primarily as a result of the Group's share of the loss at Mitsubishi Motors. However, this loss was partially offset by a positive effect from the sale of debitel shares to Swisscom. These items were included in operating profit. Interest income, net, was affected by increased debt in the industrial business leading to an increase in interest expense.

o Pre-tax loss amounted to [EURO] 3.8 billion compared with pre-tax income of [EURO] 2.8 billion in the first quarter of last year. Adjusted to exclude one-time effects, income before taxes fell from [EURO] 3.5 billion to a loss of [EURO] 0.7 billion.

o Net loss and loss per share amounted to [EURO] 2.4 billion and [EURO] 2.35 respectively (Q1 2000: [EURO] 1.7 billion net income and [EURO] 1.69 earnings per share). Adjusted to exclude one-time effects, net income declined by [EURO] 2.1 billion to a net loss of [EURO] 0.4 billion; loss per share amounted to [EURO] 0.37.


BALANCE SHEET AFFECTED BY CURRENCY AND EARNINGS DEVELOPMENTS

o The increase in total assets from [EURO] 199.3 billion to [EURO] 209.1 billion is primarily due to a stronger US dollar compared with December 31, 2000.

o The net loss led to a decline in the Group's stockholders' equity. The equity ratio fell to 18.4% (Q1 2000: 20.1%). For the industrial business, a decline of 6.1 percentage points to 25.1% resulted from the net loss and a capital increase at financial services. These effects reduced the equity of the industrial business accordingly.


CHANGES IN STATEMENT OF CASH FLOWS PRINCIPALLY EFFECTED BY CHANGE IN WORKING CAPITAL

o  The significant decrease in cash provided by operating activities to [EURO]
   3.5 billion (Q1 2000: [EURO] 6.3 billion) resulted primarily from the increase in working capital in the industrial business in 2001 compared with the large decrease in working capital in 2000.

o Cash used for investing activities declined strongly from [EURO] 13.8 billion to [EURO] 1.5 billion due to an almost unchanged volume of the leasing and sales financing business compared with strong growth in the first quarter 2000.

o Cash provided by financing activities decreased by [EURO] 6.3 billion to [EURO] 0.2 billion, which was attributable to the almost unchanged volume of the leasing and sales financing business.

o Cash and cash equivalents with an original maturity of three months or less increased to [EURO] 9.6 billion in the first quarter. Total liquidity, which also includes longer-term investments and securities, increased by [EURO] 1.2 billion ([EURO] 13.7 billion compared to [EURO] 12.5 billion at the end of last year).


                     ---------------------------------------

THIS CONSOLIDATED INTERIM REPORT CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT THE CURRENT VIEWS OF DAIMLERCHRYSLER MANAGEMENT WITH RESPECT TO FUTURE EVENTS. THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "MAY," "PLAN," "PROJECT" AND "SHOULD" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO: CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS, ESPECIALLY AN ECONOMIC DOWNTURN IN EUROPE OR NORTH AMERICA; CHANGES IN CURRENCY EXCHANGE RATES AND INTEREST RATES; INTRODUCTION OF COMPETING PRODUCTS; LACK OF ACCEPTANCE OF NEW PRODUCTS OR SERVICES, INCLUDING INCREASED COMPETITIVE PRESSURES ON THE GENERAL LEVEL OF SALES INCENTIVES; INABILITY TO IMPLEMENT THE ANNOUNCED CHRYSLER GROUP TURNAROUND PLAN PROMPTLY AND SUCCESSFULLY, ESPECIALLY AN INABILITY TO MEET THE REVENUE ENHANCEMENT AND THE EFFICIENCY AND COST REDUCTION INITIATIVES; AND DECLINE IN RESALE PRICES OF USED VEHICLES. IF ANY OF THESE OR OTHER RISKS AND UNCERTAINTIES OCCUR, OR IF THE ASSUMPTIONS UNDERLYING ANY OF THESE STATEMENTS PROVE INCORRECT, THEN ACTUAL RESULTS MAY BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. DAIMLERCHRYSLER DOES NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)


                                                              CONSOLIDATED           INDUSTRIAL BUSINESS   FINANCIAL SERVICES
                                                     -------------------------------------------------------------------------
                                                     Q1 2001     Q1 2001    Q1 2000   Q1 2001   Q1 2000    Q1 2001     Q1 2000
(in millions)                                              $      [EURO]     [EURO]    [EURO]    [EURO]     [EURO]      [EURO]
                                                     -------- ----------- ---------- --------- ---------   --------  ---------
Revenues .........................................    31,241     35,525     40,963     31,474     37,777      4,051      3,186
Cost of sales ....................................   (26,728)   (30,393)   (33,110)   (26,770)   (30,339)    (3,623)    (2,771)
                                                     -------    -------    -------    -------    -------    -------    -------
GROSS MARGIN .....................................     4,513      5,132      7,853      4,704      7,438        428        415
Selling, administrative and other expenses .......    (3,828)    (4,353)    (4,023)    (4,052)    (3,743)      (301)      (280)
Research and development .........................    (1,348)    (1,533)    (1,553)    (1,533)    (1,553)        --         --
Other income .....................................       164        186        228        173        202         13         26
Turnaround plan expenses - Chrysler Group ........    (2,680)    (3,047)        --     (3,047)        --         --         --
                                                     -------    -------    -------    -------    -------    -------    -------
INCOME (LOSS) BEFORE FINANCIAL INCOME ............    (3,179)    (3,615)     2,505     (3,755)     2,344        140        161
Financial income (expense), net ..................      (123)      (140)       277       (143)       274          3          3
                                                     -------    -------    -------    -------    -------    -------    -------
INCOME (LOSS) BEFORE INCOME TAXES ................    (3,302)    (3,755)     2,782     (3,898)     2,618        143        164
Income taxes .....................................     1,222      1,390     (1,088)     1,411     (1,033)       (21)       (55)
Minority interests ...............................         7          8         (1)         8         (1)        --         --
                                                     -------    -------    -------    -------    -------    -------    -------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE
IN ACCOUNTING PRINCIPLE ..........................    (2,073)    (2,357)     1,693     (2,479)     1,584        122        109
Cumulative effect of a change in accounting
principle: transition adjustment resulting from
adoption of SFAS 133, net of taxes ...............        --         --         12         --         10         --          2
                                                     -------    -------    -------    -------    -------    -------    -------
NET INCOME (LOSS) ................................    (2,073)    (2,357)     1,705     (2,479)     1,594        122        111
                                                     =======    =======    =======    =======    =======    =======    =======

EARNINGS (LOSS) PER SHARE (IN $ AND [EURO],
RESPECTIVELY)
Basic earnings (loss) per share
   Income (loss) before cumulative effect of a
   change in accounting principle ................     (2.07)     (2.35)      1.69         --         --         --         --
   Cumulative effect of a change in
   accounting principle ..........................        --         --       0.01         --         --         --         --
                                                     -------    -------    -------    -------    -------    -------    -------
Net income (loss) ................................     (2.07)     (2.35)      1.70         --         --         --         --
                                                     =======    =======    =======    =======    =======    =======    =======
Diluted earnings (loss) per share
   Income (loss) before cumulative effect of a
   change in accounting principle ................     (2.07)     (2.35)      1.67         --         --         --         --
   Cumulative effect of a change in
   accounting principle ..........................        --         --       0.01         --         --         --         --
                                                     -------    -------    -------    -------    -------    -------    -------
Net income (loss) ................................     (2.07)     (2.35)      1.68         --         --         --         --
                                                     =======    =======    =======    =======    =======    =======    =======

CONSOLIDATED BALANCE SHEETS


                                                          CONSOLIDATED               INDUSTRIAL BUSINESS     FINANCIAL SERVICES
                                              --------------------------------------------------------------------------------------
                                                March 31,   March 31,     Dec. 31,   March 31,    Dec. 31,   March 31,      Dec. 31,
                                                     2001        2001         2000        2001        2000        2001          2000
(in millions)                                           $      [EURO]       [EURO]      [EURO]      [EURO]      [EURO]        [EURO]
                                              --------------------------------------------------------------------------------------
ASSETS
Intangible assets ..........................        2,815       3,201       3,113        3,004       2,907          197         206
Property, plant and equipment, net .........       36,512      41,519      40,145       41,427      40,043           92         102
Investments and long-term financial assets .       10,547      11,993      12,107       10,833      10,967        1,160       1,140
Equipment on operating leases, net .........       31,528      35,852      33,714        3,688       3,047       32,164      30,667
                                              --------------------------------------------------------------------------------------
FIXED ASSETS ...............................       81,402      92,565      89,079       58,952      56,964       33,613      32,115
                                              --------------------------------------------------------------------------------------
Inventories ................................       15,694      17,846      16,283       16,752      15,333        1,094         950
Trade receivables ..........................        7,634       8,681       7,995        8,340       7,617          341         378
Receivables from financial services ........       42,916      48,801      48,673           31          30       48,770      48,643
Other receivables ..........................       14,544      16,540      14,396        7,663       6,414        8,877       7,982
Securities .................................        3,596       4,089       5,378        3,228       4,195          861       1,183
Cash and cash equivalents ..................        8,446       9,604       7,127        8,927       6,445          677         682
                                              --------------------------------------------------------------------------------------
NON-FIXED ASSETS ...........................       92,830     105,561      99,852       44,941      40,034       60,620      59,818
                                              --------------------------------------------------------------------------------------
DEFERRED TAXES .............................        2,924       3,325       2,436        3,237       2,350           88          86
                                              --------------------------------------------------------------------------------------
PREPAID EXPENSES ...........................        6,742       7,667       7,907        7,540       7,782          127         125
                                              --------------------------------------------------------------------------------------
TOTAL ASSETS ...............................      183,898     209,118     199,274      114,670     107,130       94,448      92,144
                                              ======================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Capital stock ..............................        2,294       2,609       2,609
Additional paid-in capital .................        6,407       7,286       7,286
Retained earnings ..........................       23,835      27,104      29,461
Accumulated other comprehensive income .....        3,335       3,792       3,053
Treasury stock .............................          (21)        (24)         --
                                              --------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY .......................       35,850      40,767      42,409       31,179      35,825        9,588       6,584
                                              --------------------------------------------------------------------------------------
MINORITY INTERESTS .........................          424         482         519          469         506           13          13
                                              --------------------------------------------------------------------------------------
ACCRUED LIABILITIES ........................       36,362      41,349      36,441       40,571      35,772          778         669
                                              --------------------------------------------------------------------------------------
Financial liabilities ......................       77,181      87,765      84,783       14,447       9,508       73,318      75,275
Trade liabilities ..........................       14,934      16,982      15,257       16,635      14,875          347         382
Other liabilities ..........................        9,318      10,596       9,621        7,869       7,068        2,727       2,553
                                              --------------------------------------------------------------------------------------
LIABILITIES ................................      101,433     115,343     109,661       38,951      31,451       76,392      78,210
                                              --------------------------------------------------------------------------------------
DEFERRED TAXES .............................        4,723       5,371       5,480       (1,529)       (639)       6,900       6,119
                                              --------------------------------------------------------------------------------------
DEFERRED INCOME ............................        5,106       5,806       4,764        5,029       4,215          777         549
                                              --------------------------------------------------------------------------------------
TOTAL LIABILITIES ..........................      148,048     168,351     156,865       83,491      71,305       84,860      85,560
                                              --------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .      183,898     209,118     199,274      114,670     107,130       94,448      92,144
                                              ======================================================================================


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                CONSOLIDATED               INDUSTRIAL BUSINESS   FINANCIAL SERVICES
                                                        ---------------------------------------------------------------------------
                                                        Q1 2001     Q1 2001    Q1 2000     Q1 2001     Q1 2000   Q1 2001   Q1 2000
(in millions)                                                 $      [EURO]     [EURO]      [EURO]      [EURO]    [EURO]    [EURO]
                                                        ---------------------------------------------------------------------------

Net income (loss) .....................................  (2,073)     (2,357)     1,705      (2,479)      1,594       122       111
Income (loss) applicable to minority interests ........      (7)         (8)         1          (8)          1        --        --
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
   Gains on disposals of businesses ...................    (262)       (298)        (3)       (292)         (3)       (6)       --
   Depreciation and amortization of  equipment on
   operating leases....................................   1,462       1,663      1,157          41          37     1,622     1,120
   Depreciation and amortization of fixed assets ......   1,511       1,718      1,811       1,698       1,795        20        16
   Change in deferred taxes ...........................    (897)     (1,020)       699      (1,489)        263       469       436
   Equity (income) loss from associated companies .....     291         331         (5)        332          --        (1)       (5)
   Cumulative effect of a change in accounting
   principle ..........................................      --          --        (12)         --         (10)       --        (2)
   Change in financial instruments ....................    (108)       (123)      (235)        (72)       (220)      (51)      (15)
   Gains on disposals of fixed assets/securities ......     (89)       (101)      (219)       (101)       (219)       --        --
   Change in trading securities .......................      77          88         89          88          89        --        --
   Change in accrued liabilities ......................     971       1,104        100       1,026         122        78       (22)
   Turnaround plan expenses - Chrysler Group ..........   2,680       3,047         --       3,047          --        --        --
   Turnaround plan payments - Chrysler Group ..........     (34)        (39)        --         (39)         --        --        --
   Changes in other operating assets and liabilities:
     - inventories, net ...............................  (1,135)     (1,291)      (606)     (1,107)       (595)     (184)      (11)
     - trade receivables ..............................    (551)       (627)      (338)       (672)       (332)       45        (6)
     - trade liabilities ..............................   1,104       1,255      1,775       1,290       1,661       (35)      114
     - other assets and liabilities ...................     179         205        336          31         441       174      (105)
                                                        ---------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES .................   3,119       3,547      6,255       1,294       4,624     2,253     1,631
                                                        ---------------------------------------------------------------------------

Purchases of fixed assets:
    - Increase in equipment on operating leases .......  (3,613)     (4,108)    (5,505)     (1,327)     (1,190)   (2,781)   (4,315)
    - Purchases of property, plant and equipment ......  (2,207)     (2,510)    (2,307)     (2,502)     (2,298)       (8)       (9)
    - Purchases of other fixed assets .................     (67)        (76)       (95)        (53)        (84)      (23)      (11)
Proceeds from disposals of equipment on operating leases  2,181       2,480      2,532       1,421       1,327     1,059     1,205
Proceeds from disposals of fixed assets................     185         210         36         180          21        30        15
Payments for investments in businesses ................    (125)       (142)      (669)       (142)       (616)       --       (53)
Proceeds from disposals of businesses .................     339         385         84         305          71        80        13
(Increase) decrease in receivables from
financial services, net ...............................     939       1,067     (6,584)        (37)          6     1,104    (6,590)
Change in securities (other than trading), net ........   1,078       1,226     (1,809)        786      (1,427)      440      (382)
Change in other cash ..................................     (34)        (38)       509         (19)        479       (19)       30
                                                        ---------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES ....................  (1,324)     (1,506)   (13,808)     (1,388)     (3,711)     (118)  (10,097)
                                                        ---------------------------------------------------------------------------

Change in financial liabilities (including amounts for
commercial paper borrowings, net of EURO (12,161)
($(10,694)) and EURO 44 in 2001 and 2000, respectively)     159         180      6,560       2,346      (1,895)   (2,166)    8,455
Other .................................................     (24)        (27)       (45)        (28)       (131)        1        86
                                                        ---------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES ......     135         153      6,515       2,318      (2,026)   (2,165)    8,541
                                                        ---------------------------------------------------------------------------

Effect of foreign exchange rate changes on cash and
cash equivalents (maturing within 3 months) ...........     261         298        292         278         270        20        22
                                                        ---------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
(MATURING WITHIN 3 MONTHS) ............................   2,191       2,492       (746)      2,502        (843)      (10)       97
                                                        ---------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
   AT BEGINNING OF PERIOD .............................   6,228       7,082      8,761       6,400       7,859       682       902
                                                        ---------------------------------------------------------------------------
   AT END OF PERIOD ...................................   8,419       9,574      8,015       8,902       7,016       672       999
                                                        ===========================================================================

FINANCIAL DIARY 2001

INTERIM REPORT Q2 2001
July 26, 2001

INTERIM REPORT Q3 2001
October 23, 2001



INVESTOR RELATIONS CONTACT

Stuttgart:
Phone   (+49) 711 17 92286, 17 92261 or 17 95277
Fax     (+49) 711 17 94075 or 17 94109

Auburn Hills:
Phone    (+1) 248 512 2950
Fax      (+1) 248 512 2912

CONCEPT AND CONTENT:
DaimlerChrysler AG,
Investor Relations

Additional information on DaimlerChrysler is available on the Internet at: www.DaimlerChrysler.com

THIS REPORT HAS BEEN PRINTED ON ENVIRONMENT FRIENDLY PAPER.





                               DaimlerChrysler AG
                               Stuttgart, Germany
                                Auburn Hills, USA
                             www.daimlerchrysler.com

                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          DaimlerChrysler AG





                          By:  /s/  ppa. Robert Koethner
                             ------------------------------------------------
                              Name:  Robert Koethner
                              Title: Vice President
                                     Chief Accounting Officer




                          By:  /s/  i.V. Friedrich Siener
                               -----------------------------------------------
                               Name:  Dr. Friedrich Siener
                               Title: Director



Date:  April 25, 2001